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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER RULE 13e-4, SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

TENET HEALTHCARE CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

Options to Purchase Common Stock, Par Value $0.05 Per Share, of Tenet Healthcare Corporation
Having an Exercise Price of $15.22 Per Share or Higher
(Title of Class of Securities)

88033G100
(CUSIP Number of Class of Securities (Underlying Common Stock))

E. Peter Urbanowicz
General Counsel
Tenet Healthcare Corporation
13737 Noel Road
Dallas, Texas 75240
(469) 893-2200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With a copy to:
Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$9,824,000	$1,156.28

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9.75 million shares of common stock of Tenet Healthcare Corporation that have an aggregate value of $9,824,000 as of May 25, 2005 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. Tenet paid the filing fee on May 26, 2005.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET.

The information under "Summary Term Sheet" in the Offer to Exchange, dated May 27, 2005, attached as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)
The name of the issuer is Tenet Healthcare Corporation, a Nevada corporation ("Tenet"), and the address and telephone number of its principal executive office is 13737 Noel Road, Dallas, Texas 75240, (469) 893-2200. The information in the Offer to Exchange under Section 9 ("Information About Tenet Healthcare Corporation") is incorporated herein by reference.

(b)
This statement on Schedule TO relates to an offer by Tenet to eligible current employees to exchange stock options to purchase shares of Tenet common stock, par value $0.05 per share, that have an exercise price of $15.22 or higher, for restricted stock units. The restricted stock units will be granted under the Third Amended and Restated 2001 Stock Incentive Plan (the "Stock Incentive Plan") and the Certificate Evidencing Restricted Stock Unit Grant, attached as Exhibits (d)(1) and (d)(2) and upon the terms and subject to the conditions described in the Offer to Exchange, the related Letter of Transmittal and the eTenet Election Tool attached as Exhibits (a)(1), (2) and (4), respectively. The Stock Incentive Plan is considered an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. As of May 26, 2005, options to purchase approximately 9.75 million shares of common stock are eligible for exchange in this offer. The information in the Offer to Exchange under Section 1 ("Number of Restricted Stock Units; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock Units"), and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units") is incorporated herein by reference.

(c)
The information in the Offer to Exchange under Section 7 ("Price Range of Common Shares") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
The information under Item 2(a) above and in Annex A to the Offer to Exchange ("Information about the Directors and Executive Officers of Tenet Healthcare Corporation") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)
The information in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Restricted Stock Units; Expiration Date"), Section 3 ("Procedures for Exchanging Options"), Section 4 ("Change in Election; Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock Units"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units"), Section 11 ("Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b)
Members of Tenet's Board of Directors and its executive officers listed on Annex A to the Offer to Exchange are not eligible to participate in this offer. The information in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
The information in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated by reference. The Third Amended and Restated 2001 Stock Incentive Plan filed as Exhibit (d)(1) and the form of

  Certificate Evidencing Restricted Stock Unit Grant pursuant to the Third Amended and Restated 2001 Stock Incentive Plan filed as Exhibit (d)(2) contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)
The offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b)
The information in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock Units") and Section 11 ("Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c)
The information in the Offer to Exchange under Section 9 ("Information about Tenet Healthcare Corporation") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

(a)
The information in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b)
Not applicable.

(d)
Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)
Not applicable.

(b)
The information in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)
Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)
The information in the Offer to Exchange under Section 9 ("Information about Tenet Healthcare Corporation") and Section 16 ("Additional Information") and Item 8 of Tenet's Annual Report on Form 10-K, for its fiscal year ended December 31, 2004, and Item 1 of Tenet's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, is incorporated herein by reference.

(b)
Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)
The information in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)
Not applicable.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Exchange, dated May 27, 2005.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Withdrawal.
(a)(4)	eTenet Election Tool.
(a)(5)	Form of E-mail to Option Holders Describing the Offer and Procedures to Follow to Participate in the Offer.
(a)(6)	Form of E-mail to Option Holders Relating to the Expiration Date of the Offer
(a)(7)	Form of E-mail Notifying Option Holders that Options Properly Elected for Exchange are Accepted.
(a)(8)	Form of Option Award Statement.
(a)(9)
Tenet Healthcare Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 8, 2005, is incorporated herein by reference.
(a)(10)
Tenet Healthcare Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 3, 2005, is incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Third Amended and Restated Tenet Healthcare Corporation 2001 Stock Incentive Plan.
(d)(2)	Form of Certificate Evidencing Restricted Stock Unit Grant pursuant to the Third Amended and Restated 2001 Stock Incentive Plan.
(d)(3)
Sixth Amended and Restated Tenet 2001 Deferred Compensation Plan (incorporated by reference to exhibit (n) to Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 8, 2005).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)
Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TENET HEALTHCARE CORPORATION
By	/s/ ROBERT S. SHAPARD Name: Robert S. Shapard Title: Chief Financial Officer

Dated: May 27, 2005

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(1)	Offer to Exchange, dated May 27, 2005.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Withdrawal.
(a)(4)	eTenet Election Tool.
(a)(5)	Form of E-mail to Option Holders Describing the Offer and Procedures to Follow to Participate in the Offer.
(a)(6)	Form of E-mail to Option Holders Relating to the Expiration Date of the Offer.
(a)(7)	Form of E-mail Notifying Option Holders that Options Properly Elected for Exchange are Accepted.
(a)(8)	Form of Option Award Statement.
(a)(9)
Tenet Healthcare Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 8, 2005, is incorporated herein by reference.
(a)(10)
Tenet Healthcare Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 3, 2005, is incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Third Amended and Restated Tenet Healthcare Corporation 2001 Stock Incentive Plan.
(d)(2)	Form of Certificate Evidencing Restricted Stock Unit Grant pursuant to the Third Amended and Restated 2001 Stock Incentive Plan.
(d)(3)
Sixth Amended and Restated Tenet 2001 Deferred Compensation Plan (incorporated by reference to exhibit (n) to Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 8, 2005).
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX